Exhibit 99.1

STAR BULK ANNOUNCES THE REPURCHASE OF 10 MILLION OF ITS COMMON SHARES

ATHENS, GREECE, September 22 , 2023 — Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, announced today that it entered into a Repurchase Agreement (the “Repurchase Agreement”) with OCM XL Holdings, LP, a limited partnership incorporated in the Cayman Islands (the “Seller”), pursuant to which the Company agreed to purchase 10 million of its common shares (“Purchased Shares”) from the Seller at a price per common share of $18.50 (such price, the “Purchase Price” and, such transaction, the “Share Repurchase”).  The Share Repurchase was approved unanimously by all the disinterested members of the Company’s Board of Directors.

As a result of the Share Repurchase, (i) Oaktree Dry Bulk Holding LLC, an affiliate of the Seller, and its affiliated funds’ (collectively, the “Oaktree Shareholders”) aggregate ownership in the Company is expected to be reduced from approximately 25.2% of the Company’s outstanding common stock to approximately 17.2% and (ii) the number of directors that the Oaktree Shareholders are entitled to nominate pursuant to the shareholders agreement, dated as of July 11, 2014 (the “Oaktree Shareholders Agreement”), among the Company and the Oaktree Shareholders is expected to be reduced from three directors to two directors.  As a result of the expected decrease in the number of the Oaktree Shareholders’ designee directors, the Oaktree Shareholders are required to cause one of their designee directors to resign within five business days following the closing of the Share Repurchase (the “Closing”) pursuant to the Oaktree Shareholders Agreement.

The Closing is expected to occur on October 9, 2023 and thenafter the 10 million shares will be withdrawn and cancelled.

The Purchase Price will be funded from sale proceeds of vessels sold at stronger market levels during the last 6 months whereas the Purchased Shares were acquired at a discount to NAV, thus we believe creating significant value to the Company’s shareholders.

The Company remains committed to its current dividend policy.

About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Limassol, Singapore and Germany. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. Star Bulk operates a fleet of 120 vessels, with an aggregate capacity of 13.3 million dwt, consisting of 17 Newcastlemax, 20 Capesize, 2 Mini Capesize, 7 Post Panamax, 40 Kamsarmax, 2 Panamax, 20 Ultramax and 12 Supramax vessels with carrying capacities between 52,425 dwt and 209,529 dwt.

Forward-Looking Statements
Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,”“would,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in currencies, interest rates and foreign exchange rates, and the impact of the discontinuance of the London Interbank Offered Rate for US Dollars, or LIBOR, after June 30, 2023 on any of our debt referencing LIBOR in the interest rate; business disruptions due to natural disasters or other disasters outside our control, such as the ongoing novel coronavirus (“COVID-19”) pandemic (and variants that may emerge); the length and severity of epidemics and pandemics, including COVID-19 and its impact on the demand for seaborne transportation in the dry bulk sector; changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction; the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom; changes in our expenses, including bunker prices, dry docking, crewing and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices; our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national level imposed by regional authorities such as the European Union or individual countries; potential cyber-attacks which may disrupt our business operations; general domestic and international political conditions or events, including “trade wars” and the ongoing conflict between Russia and Ukraine; the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments; potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists; the availability of financing and refinancing; the failure of our contract counterparties to meet their obligations; our ability to meet requirements for additional capital and financing to grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off‐hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management and our ability to complete acquisition transactions as and when planned and upon the expected terms and the impact of port or canal congestion or disruptions. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:
Simos Spyrou, Christos Begleris	Investor Relations / Financial Media:
Co ‐ Chief Financial Officers	Nicolas Bornozis
Star Bulk Carriers Corp.	President
c/o Star Bulk Management Inc.	Capital Link, Inc.
40 Ag. Konstantinou Av.	230 Park Avenue, Suite 1536
Maroussi 15124	New York, NY 10169
Athens, Greece	Tel. (212) 661‐7566
Email: infor@starbulk.com	E-mail: starbulk@capitallink.com
www.starbulk.com	www.capitallink.com